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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

 SACK                    BURTON                  M.
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   (Last)               (First)                 (Middle)
 Applebee's International, Inc.
 4551 W. 107th Street, Suite 100
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                                    (Street)

 Overland Park           KS                      66207
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

 Applebee's International, Inc. - APPB

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

 12/00
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5. If Amendment, Date of Original (Month/Year)

 N/A
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                         12/4/00          J              10,000      D               1,083,475       D         (1)
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Common Stock                                                                                       186,000       I         (2)
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Common Stock                         12/7/00          J              10,000      D                  35,865       I         (3)
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Common Stock                                                                                        64,715       I         (4)
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Common Stock                                                                                        95,365       I         (5)
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Common Stock                                                                                         3,100       I         (6)
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Common Stock                          12/4/00         J              10,000      A                  10,000       I         (7)
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(1)  Includes  2,800  shares in an IRA maintained by the reporting person.
(2) Shares held by Sack Family Partners, L.P. for which reporting person is general partner.
(3) Shares held by Brian M. Sack Irrevocable Trust for which reporting person is trustee.
(4) Shares held by David A. Sack Irrevocable Trust for which reporting person is trustee.
(5) Shares held by Scott A. Sack Irrevocable Trust for which reporting person is trustee.
(6) Shares held by an IRA maintained by Gail Sack, wife of the reporting person.
(7)  Shares held by the Sack Family Foundation.

 .


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    T    V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                                Common      25
                                                                                Stock     Million          70,900    D
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     Explanation of Responses: On December 4, 2000 Burton Sack transferred 10,000 shares from his account to the Sack Family Foundation account(7).On December 7, 2000, Burton Sack transferred 10,000 shares from the Brian M. Sack Irrevocable Trust to Brian Sack's personal account.






 /s/  Burton M. Sack                                        January 10, 2001

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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.